NEHAL UDESHI

EMPLOYMENT EXPERIENCE

July 2006 – May 2015 Goldman Sachs International, Vice President, Global Liquidity Products

May 2015 – July 2023 Goldman Sachs & Co, Managing Director, Co-Head of Cross Asset Financing

- Partnered with Fixed Income, Equities, Prime Brokerage and Corporate Treasury to originate innovative solutions for liquidity and capital resource optimization for the firm's liabilities and distributed these solutions to a breadth of institutional clients.

August 2023 – present Bank of New York Mellon, Managing Director, Head of Securities Finance

- Head of Securities Finance at Bank of New York Mellon within the Markets Division. Securities Finance includes Agency Securities Lending program and the Principal related activities including FICC's Cleared Repo, Secured Loan Portfolio and the prime brokerage proxy Borrow+ which facilitates alternative managers borrowing securities. Nehal has global responsibilities for the agency and principal businesses and provides strategic direction for securities lending functions including trading, cash collateral investment, sales, relationship management and business development.